Exhibit 99.1

Ayr Wellness Announces New Launches for Secret Orchard, LEVIA, STiX Preroll Co., and Origyn Extracts

MIAMI, April 1, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced several milestones in its branded-CPG portfolio, which include new launches for Secret Orchard, LEVIA, STiX Preroll Co., and Origyn Extracts.

In Massachusetts, Ayr is launching its Secret Orchard fruit-forward vapes. The initial launch consists of five flavors: Blue Raspberry, Pineapple, Watermelon, Strawberry, and Mixed Fruit. Ayr’s dispensaries will have early access to Secret Orchard, with exclusive sales beginning this weekend. The Company anticipates initiating sales in 3rd party retail locations in the week after its initial launch.

Additionally in Massachusetts, the Company is announcing the launch of LEVIA’s latest seasonal flavor, Mellow Mule, just in time for spring. Hitting shelves at dispensaries throughout Massachusetts next week, the limited-edition Mellow Mule mimics the desired effects of LEVIA’s “Celebrate” offering – a hybrid cannabis blend that feels both uplifting and social – with a refreshing ginger-lime twist. Each 12-ounce can of seltzer delivers 5-grams of THC with fast-acting effects in 15-20 minutes, with zero calories and zero sugar.

In Florida, Ayr is launching STiX Preroll Co., beginning with its 1g “Walking Stix” pre-roll. The pre-rolls, produced in multiple strains, will be available across Ayr’s 45 store footprint in the state beginning next week.

In Arizona, Ayr is expanding its offerings under its premium Origyn Extracts brand, introducing a line of concentrates. Beginning on April 8, the Company will begin selling strain-specific live resin “Batter,” “Sugar,” and “Sauce.”

“Our team has accelerated efforts to scale Ayr’s branded CPG portfolio across key strategic markets, with our goal to be the largest and most trusted producer of high-quality products regardless of form factor,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr Wellness. “We will be introducing many more offerings to our markets over the coming months and look forward to offering more exciting customer choice in our dispensaries and across our wholesale channels.”

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com